Dow 30SM Enhanced Premium & Income Fund Inc.

FILE # 811-22029

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of Dow 30SM Enhanced Premium & Income Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders was adjourned with respect to the proposals until January 23, 2009, at which time they were approved.  A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Abstentions/

For

Against

Broker Non-votes

To approve a new investment

advisory and management

agreement for the Fund.

11,666,646

387,401

1,865,453

To approve a new investment

subadvisory agreement for

the Fund.

11,679,179

413,724

1,826,597